C21 Investments Reports Fourth Quarter and Fiscal Year End Financial Results

Record Customer Transactions of 725,000 for the Fiscal Year, up +16% from FY25

VANCOUVER, June 11, 2026 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced the filing of its audited financial statements and management discussion and analysis for its fourth quarter and fiscal year ending March 31, 2026, on SEDAR. The Company's financial statements are prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). All currency is reported in U.S. dollars.

Fiscal Year Highlights (April 1, 2025 to March 31, 2026)

  Revenue of $32.6 million - up 8.3% over the previously reported fiscal year; State of Nevada sales down 10% over the comparative periods

  Gross Margin of 42% - unchanged from the previous year

  Income from Operations of $2.3 million - up 78% year-over year

  Net Income Before Tax of $1.4 million - up 249% over the prior year

  Earnings (Loss) Per Share of ($0.03) - flat from the previous year - primarily impacted by Income Taxes

  Adjusted EBITDA2 of $5.5 million - up 13% year-over-year

  Free Cash Flow2 before working capital changes and taxes of $4.6 million - up 13% from the prior fiscal year

  Record 725,000 Customer Transactions, up 16% over the previous year

  Current Liabilities reduced by $1.6 million

Fourth Quarter Highlights (January 1, 2026 to March 31, 2026):

  Revenue of $7.5 million - down 8% from Q3 due to seasonality and price compression; Record Fourth Quarter Customer Transactions of over 175,000

  Gross Margin of 43.5% - up 530 basis points over the third quarter

  Net Income Before Tax of $0.5 million - up 101% over Q3

  Earnings (Loss) Per Share of ($0.01) - relatively flat over the previous quarter - primarily impacted by Income Taxes

  Adjusted EBITDA1 of $1.2 million - up 12% over Q3

  Free Cash Flow2 before working capital changes and taxes of $0.9 million - flat over Q3

1 Refer to "Non-GAAP Measures" disclosure at the end of this news release for a description and calculation of these measures

Q4 and Fiscal Year End Management and Operational Commentary:

CEO and President Sonny Newman commented: "Our strong fiscal year results reflect the soundness of our strategy, the strength of our brand, and our team's ability to execute. In a highly competitive and challenging market environment, we delivered an 8% revenue increase over the prior year, even as Nevada state sales declined by 10%, demonstrating the resilience of our business model and the effectiveness of our operating approach.

Our performance is rooted in the fundamentals that have long differentiated our business: high-quality products, a trusted retail experience, loyal customers, and consistent execution. These strengths are evident in the continued growth of our customer base, with record customer transactions of 725,000, up 16% year-over-year, and in the performance of our South Reno location, which has delivered 143% organic sales growth from its first full month of operations through May 2026.

As we look ahead, we remain focused on disciplined growth, strong free cash flow generation, and pursuing attractive strategic opportunities that build on our foundation and create meaningful value for shareholders."

For the fiscal year, Revenue was $32.6 million, up 8.3% over the previous year, driven by a 9.1% increase in retail sales growth on record customer transactions. Q4 revenue of $7.5 million was down 8% from Q3, due to seasonality and price compression.

Gross Margin of 42% for the year was flat from the previous fiscal year. For the fourth quarter, Gross Margin was 43.5%, an improvement of 530 basis points over Q3. The improvement was driven by strong demand for new in-house products.

C21 reported Income from Operations of $2.3 million for the year, up 78% from the previous year. This strong operating margin was driven by the increase in retail sales while maintaining stable Operating Expenses. For the fourth quarter, Income from Operations was $0.5 million, up 38% from Q3 due to higher gross margin and slightly lower SG&A.

The Company reported a Net Loss of $3.2 million for the year, or ($0.03) per share. Net Loss was primarily impacted by $4.6 million in Income Tax.  The Company generated $1.4 million in Net Income Before Tax for the year, up 249% year-over-year. For Q4, Earnings (Loss) Per Share was ($0.01). Net Income Before Tax for the fourth quarter was $0.5 million, up 101% from Q3.

Adjusted EBITDA2 was $5.5 million for the year, up 13% year-over-year. The increase in Adjusted EBITDA was driven by the improved retail sales on relatively stable costs. For Q4, Adjusted EBITDA was $1.2 million, up 12% from the previous quarter.

Free Cash Flow2 before working capital changes was $4.6 million for the year, up 13% year-over-year. For Q4, Free Cash Flow2 before working capital changes was $0.9 million, flat over the third quarter.

Cash at the end of Q4 was down $0.2 million from Q3. Cash uses for the year included $2.5 million in Income Tax paid, $1.3 million in debenture principal repayment, $1.1 million in settlement liability repayment, as well as common share purchases. Current Liabilities were reduced $1.6 million for the year.

During the year, the Company purchased for cancellation 479,000 common shares pursuant to a NCIB (see MD&A). As of June 11, 2026, the Company has 118,678,994 shares outstanding.

Based on legal interpretations and opinions that challenge its tax liability under Section 280E Internal Revenue Code of 1986, the Company has taken the position that it does not owe taxes attributable to the application of this Section of the Code.  The Company has refiled amended U.S. federal income tax returns for the years ended January 31, 2022, January 31, 2023, January 31, 2024, and the two months ended March 31, 2024. Management exercises significant judgment when assessing the probability of successfully sustaining the Company's tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. See disclosure of Risk Factors in the MD&A.

Non-GAAP Measures:

C21 reports its financial results in accordance with GAAP and uses a number of financial measures when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. The Company refers to certain Non-GAAP financial measures such as "Free Cash Flow", "Adjusted EBITDA" and "same store sales". These measures do not have any standardized meanings prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company considers these measures to be an important indicator of the financial strength and performance of its business. The Company believes the adjusted results presented provide relevant and useful information for investors because they clarify the Company's actual operating performance, make it easier to compare the Company's results with those of other companies and allow investors to review performance in the same way as the management of the Company. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, the Company's reported results as indicators of the Company's performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP financial measures to the most directly comparable GAAP measures.

"Free Cash Flow" is defined as Cash Provided by Operating Activities from Continuing Operations adding back income tax expense and before changes in working capital, minus capital expenditures. Management believes that Free Cash Flow, which measures our ability to generate cash from our continuing business operations, is an important financial measure for use in evaluating the Company's financial performance.  Free Cash Flow should be considered in addition to, rather than as a substitute for, consolidated net income as a measure of our performance and net cash provided by operating activities as a measure of our liquidity.

Fiscal Year Free Cash Flow:

Year Ended	March 31, 2026	March 31, 2025
Cash Provided by Operating Activities before taxes and changes in working capital (continuing operations)	$4,803,570	$4,432,159
Purchase of Property and Equipment	(244,838)	(406,733)
Free Cash Flow	$4,558,732	$4,025,426

"Adjusted EBITDA" is defined as EBITDA (earnings before depreciation and amortization, depreciation and interest in cost of sales, income taxes, and interest) less accretion, loss from discontinued operations, one-time transaction costs and all other non-cash items. The Company has presented "Adjusted EBITDA" because its management believes it is a useful measure for investors when assessing and considering the Company's continuing operations and prospects for the future.  Furthermore, "Adjusted EBITDA" is a commonly used measurement in the financial community when evaluating the market value of similar companies.

Fiscal Year Adjusted EBITDA

Year Ended	March 31, 2026	March 31, 2025
Net Income (Loss)	$(3,243,718)	$(3,969,542)

Interest & accretion	559,259	803,546
Provision for Income Taxes	4,614,428	4,151,650
Depreciation and Amortization	1,780,182	1,706,012
Depreciation and Interest in COGS	812,368	812,366
EBITDA	$4,522,519	$3,504,032
Change in FV of derivative liability	(29,160)	(52,257)
Share based compensation	236,779	849,559
Loss (gain) from discontinued operations	8,080	212,813
One-time special project costs	408,681	187,543
Production curtailment, non-cash inventory adjustments	-	28,700
Other gain/loss	369,398	135,446
Adjusted EBITDA	$5,516,297	$4,865,836

Fiscal Year Balance Sheet Summary:

Year Ended (US$)	March 31, 2026	March 31, 2025
Assets
Cash	2,234,306	2,625,461
Inventory	4,590,546	4,051,425
Other current, notes receivable	1,482,502	827,229
Current Assets	8,307,354	7,504,115
Fixed Assets/Goodwill/Intangibles, deferred tax asset	46,111,597	48,692,868
Total Assets	54,418,951	56,999,749

Liabilities
Accounts payable	1,861,171	2,148,153
Convertible Debentures (current portion)	732,638	977,817
Income taxes payable	1,654,854	2,833,991
Settlement Liability - current portion	1,200,000	-
Other notes, current lease, deferred revenue	938,667	1,997,082
Current Liabilities	6,387,330	7,957,043
Lease liabilities	9,136,307	9,771,124
Convertible Debentures	-	710,367
Settlement Liability (non-current)	100,000	-
Derivative liability, Deferred tax	-	62,641
Uncertain tax position	13,362,009	9,822,797
Total Liabilities	28,985,646	28,323,972

Shareholders' Equity	25,433,305	28,675,777
Total Liabilities and Shareholders' Equity	54,418,951	56,999,749

Fiscal Year Summary Income Statement:

Year Ended (US$)	March 31, 2026	March 31, 2025
Revenue	32,614,513	30,117,880
Cost of Sales	19,009,393	17,558,940
Gross Profit	13,605,120	12,558,940
Gross Margin%	42%	42%
Total Expenses	11,326,833	11,277,284
Income from Operations	2,278,287	1,281,656
Income Tax Expense	(4,614,428)	(4,151,650)
Net Income (Loss)	(3,243,718)	(3,969,542)
Earnings (Loss) Per Share	(0.03)	(0.03)

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedarplus.com and www.cxxi.ca.

Cautionary Note Regarding Forward-Looking Information and Statements:

This news release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "Forward-Looking Statements"). Forward-Looking Statements in this news release include but are not limited to the Company's focus on strong free cash flow generation and actively pursuing additional accretive opportunities while maintaining its relentless focus on driving shareholder value.  Such Forward-Looking Statements represent the Company's beliefs and expectations regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control.

Forward-Looking Statements are based on assumptions, estimates, analyses and opinions of management of the Company at the time they were provided or made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including: achieving the anticipated results of the Company's strategic plans; and general economic, financial market, regulatory and political conditions in which the Company operates.

A variety of factors, including known and unknown risks, many of which are beyond the Company's control, could cause actual results to differ materially from the Forward-Looking Statements in this news release. Such factors include, without limitation: risks and uncertainties arising from: the inability to effectively manage growth; inputs, suppliers and skilled labour being unavailable or available only at uneconomic costs; the adequacy of the Company's capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute the Company's business plan (either within the expected timeframe or at all); changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws generally and adverse future legislative and regulatory developments involving medical and recreational marijuana; the risks of operating in the marijuana industry in the United States, risks associated with the Company's position that it does not owe taxes attributable to the application of Section 280E of the Internal Revenue Code of 1986 and those other risk factors discussed in the Company's 20F filing with the U.S. Securities and Exchange Commission, and the Company's latest annual information form and management's discussion and analysis as filed under the Company's profile on SEDAR+.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the Forward-Looking Statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such Forward-Looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. Should assumptions underlying the Forward-Looking Statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

The Forward-Looking Statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any Forward-Looking Statements that are contained or referenced herein, except in accordance with applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.